Exhibit (a)(1)(E)

AMERICAN TOWER CORPORATION

OFFER TO REPURCHASE FOR CASH

ANY AND ALL OF ITS OUTSTANDING

2.25% CONVERTIBLE NOTES DUE 2009

(CUSIP Numbers: 029912 AD 4 and 029912 AC 6)

Pursuant to Initial Repurchase Notice

Dated September 22, 2003

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Pursuant to the terms and conditions of the Indenture, dated as of October 4, 1999 (the “Indenture”), by and between American Tower Corporation, a Delaware corporation (the “Company”), and The Bank of New York, as Trustee (the “Paying Agent”), relating to the 2.25% Convertible Notes due 2009 of the Company (the “Securities”), at the option of each holder thereof (the “Holder”), each Security will be repurchased by the Company for $802.93 per $1,000 principal amount at maturity, subject to the terms and conditions of the Indenture, the Securities and the enclosed Issuer Repurchase Notice, dated September 22, 2003, including the accompanying Repurchase Notice (together, the “Option”). Holders may surrender their Securities from September 22, 2003, through 5:00 p.m., New York City time on October 22, 2003.

We are requesting that you contact your clients for whom you hold Securities regarding the Option. For your information and for forwarding to your clients for whom you hold Securities registered in your name or in the name of your nominee, or who hold Securities registered in their own names, we are enclosing the following documents:

1.	Issuer Repurchase Notice dated September 22, 2003;

2.	A Repurchase Notice relating to the Securities for your use and for the information of your clients;

3.	A Notice of Guaranteed Delivery relating to the Securities which is to be used to accept the Option if certificates for Securities are not immediately available or time will not permit all required documents to reach the Paying Agent prior to the Repurchase Date (as defined below) or if the procedure for book-entry transfer cannot be completed on a timely basis;

4.	A Notice of Withdrawal relating to the Securities which is to be used by registered holders of Securities desiring to withdraw the surrender of such Securities in the Option if (i) Securities have been previously surrendered to the Paying Agent, or (ii) delivery of such Securities has been previously made by book-entry transfer to the Paying Agent’s account at DTC pursuant to the book-entry transfer procedures described under the caption “Procedures to be Followed by Holders Electing to Surrender Securities for Purchase” in the Issuer Repurchase Notice.

5.	A form of letter which may be sent to your clients for whose account you hold Securities registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Option; and

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Your prompt action is requested. This offer will expire at 5:00 p.m., New York City time, on October 22, 2003 (the “Repurchase Date”). Securities tendered pursuant to the Option may be withdrawn at any time before such time on the Repurchase Date.

To participate in the Option, a duly executed and properly completed Repurchase Notice relating to the Securities (or facsimile thereof or Agent’s Message in lieu thereof), with any required signature guarantees and any other required documents, should be sent to the Paying Agent and certificates representing the Securities, or a timely confirmation of a book-entry transfer of such Securities, should be delivered to the Paying Agent, all in accordance with the instructions set forth in the Repurchase Notice and the Issuer Repurchase Notice.

If a registered holder of Securities desires to tender, but such Securities are not immediately available, or time will not permit such holder’s Securities or other required documents to reach the Paying Agent before the Repurchase Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a Holder may elect to have the Company purchase such Securities by following the guaranteed delivery procedures described in the Issuer Repurchase Notice under “Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase—Notice of Guaranteed Delivery.”

The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the Issuer Repurchase Notice and the related documents to the beneficial owners of Securities held by them as nominee or in a fiduciary capacity. The Company will not make any payments to brokers, dealers, or others soliciting acceptances of the Option. Holders of Securities will not be obligated to pay or cause to be paid any securities transfer taxes applicable to the repurchase of Securities pursuant to the Option.

Any inquiries you may have with respect to the Option, or requests for additional copies of the enclosed materials, should be directed to The Bank of New York, the Paying Agent, at its address and telephone number set forth on the front of the Issuer Repurchase Notice.

Very truly yours,

American Tower Corporation

Nothing herein or in the enclosed documents shall constitute you or any person as an agent of the Company or the Paying Agent, or authorize you or any other person to use any document or make any statements on behalf of either of them with respect to the Option, except for statements expressly made in the Issuer Repurchase Notice or the Repurchase Notice.

Enclosures

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